Joan S. Guilfoyle Senior Counsel 901 New York Avenue NW 3rd Floor East Washington, DC 20001-4432	Direct 202.524.8467 Main 202.618.5000 Fax 202.618.5001 jguilfoyle@loeb.com

April 9, 2024

Pearlyne Paulemon
Jeffrey Gabor
Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CO2 Energy Transition Corp. Amendment No. 3 to Registration Statement on Form S-1 Filed March 22, 2024 File No. 333-269932

Dear Ms. Paulemon and Mr. Gabor:

On behalf of our client, C02 Energy Transition Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated April 3, 2024 (the “Comment Letter”) regarding the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) filed March 22, 2024. Concurrent herewith, we are filing Amendment No. 4 to the Company’s Registration Statement reflecting the changes set forth below (“Amendment No. 4”) as well as the requisite exhibits. For ease of reference, we have reproduced the comment below in bold with our responses following the comments.

Form S-1/A filed on March 22, 2024

Anticipated expenses and funding sources, page 20

1.	We acknowledge your response to prior comment 3. Please clarify whether the tail insurance premium is included in the up to $100,000 of dissolution expenses that would be payable out of interest on assets held in the trust, as described in your discussion of the redemption of public shares on page 28.

RESPONSE: Page 20 and elsewhere in Amendment No. 4 where dissolution expenses are discussed have been revised to clarify that the maximum amount of dissolution expenses that may be payable out of interest would be $100,000 which may include the costs associated with obtaining a tail policy.

If we are deemed to be an investment company . . ., page 37

2.	We acknowledge your response to prior comment 5. We note your statement that the assets in your trust account will be securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act. Please clarify that notwithstanding the nature of these investments, you could nevertheless be considered to be operating as an unregistered investment company. Please also confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

RESPONSE: The referenced Risk Factor has been revised to state that if the facts and circumstances change such that we may be deemed to be an unregulated Investment Company, we will inform our stockholders.

Management, page 112

3.	We acknowledge your response to prior comment 6. We note that in exhibit 99.5 James Wang consents to being named as a nominee to the board of directors. Please revise your prospectus to reflect that James Wong is a Director Nominee and include James Wong’s age in the table.

RESPONSE: The Management table has been revised to disclose Mr. Wang’s age and to disclose consistently throughout the prospectus that Mr. Wang will serve as an independent director.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

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Pearlyne Paulemon Jeffrey Gabor April 9, 2024 Page 2

Please call me at (202) 524-8467 if you have any additional questions.

Sincerely,

/s/ Joan S. Guilfoyle
Joan S. Guilfoyle
Senior Counsel